FILE NO. 82-5032

ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME
MINATO-KU, TOKYO 106-6036, JAPAN

TEL: 81-3-6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86-10-6590-9060
FAX: 86-10-6590-9062

Writer: Hirohito Akagami
Direct Tel: 81-3-6888-1044
Direct Fax: 81-3-6888-3044
E-mail: hirohito.akagami@amt-law.com

SUPPL

January 18, 2008

[redacted]

Our Ref: 5871-A-001

08000471

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following document required to be provided by FANCL CORPORATION thereunder:

1. Brief description of the Semi-Annual Report dated December 20, 2007.

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

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Should you have any questions, please do not hesitate to let us know.

Sincerely yours,

ANDERSON MŌRI & TOMOTSUNE

By: ______________________
Hirohito Akagami

HA/TON
Encls.

1. **Brief description of Semi-Annual Report dated December 20, 2007**

   Semi-Annual Report stating the results for the six month period ended September 30, 2007 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

END